SKK Holdings Limited

27 First Lok Yang

Singapore 629735

March 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Registration Statement on Form F-1
File No. 333-276744

Ladies and Gentlemen:

Please be advised that we have filed Amendment Number 3 to the Registration Statement referenced above as a Part II only filing in order to file the legal opinions from Cayman Islands counsel.

Please notify R. Joilene Wood of any questions regarding the submission at 415-305-4651 or jwood@troygould.com.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood